January 6, 2011

Nancy S. Wise
Chief Financial Officer
Four Oaks Fincorp, Inc.
6114 US 301 South
Four Oaks, NC 27524

> Re: Four Oaks Fincorp, Inc.
> Form 10-K for the year ended December 31, 2009
> Forms 10-Q for the periods ended March 31, 2010, June 30, 2010 and
> September 30, 2010
> File No. 0-22787

Dear Ms. Wise:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Please provide us drafts on proposed revisions to future filings and file your response on EDGAR. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and the information you provide in it, we may have additional comments.

<u>Form 10-K</u>

<u>Merger with Nuestro Banco, page 4</u>

1. Please revise future filings to provide an expanded discussion of the Nuestro Banco acquisition, including a discussion of its operating history and how that operating history allowed you to acquire the bank at such a substantial discount to the fair value of its net assets.

2. If this acquisition was associated with the FDIC's process of disposing of failed institutions, please tell us where you disclosed that fact in your Exchange Act filings, or tell us why you do not currently discuss it. Revise your future filings, as applicable.

3. Please tell us and revise future filings to disclose if the acquisition of Nuestro Banco was subject to a loss sharing agreement with the FDIC.

<u>Loan Portfolio, page 29</u>

4. Please revise future filings to present the same categories used to disclose the types of loans held in your loan portfolio in all related loan disclosures, including loan maturities, non-performing loans, allowance for loan losses, etc.

5. Please revise future filings to provide a discussion of the underwriting policies and procedures you use to underwrite the material loans in each lending category. Your revisions should include factors such as loan to value ratios, FICO scores, appraisal requirements, debt service ratios, interest reserves, etc. Discuss whether or not you underwrite hybrid loans, such as interest only loans, low doc/no doc loans, etc. Your revisions should address not only your current underwriting policies and procedures but also those used to underwrite significant categories of loans held in your portfolio, including those acquired in recent acquisitions.

Investment Securities, page 24

6. Please revise future filings to identify the issuers of your mortgage backed securities (MBS). Clarify the disclosures here with the disclosures in footnote N to the financial statements where you disclose that all MBSs are agency issued. To the extent they are all agency issued, please revise footnote N to clarify which agency securities are fair valued using level 2 criteria and which are fair valued using level 3 criteria, and why.

Loan Maturities, page 30

7. Please revise this table in future filings to include loans secured by residential real estate and any other material loan category that includes fixed and variable rate loans.

Nonperforming assets, page 31

8. Please revise future filings to provide an expanded discussion of your troubled debt restructurings (TDR), including when you consider a modified loan a TDR, the methods used to modify loan, and when you do and do not classify a TDR loan as nonperforming.

9. Please revise future filings to disclose and quantify the amount of TDRs that are nonperforming.

Form 10-Q for the period ended September 30, 2010

General

10. You disclose on page 34 that you have entered into an MOU with the Federal Reserve Board of Richmond and the North Carolina Office of the Commissioner of Banks and that you expect to enter into a formal agreement in the fourth quarter of 2010. Please revise future filings to provide more prominent disclose of the material provisions of the MOU and other such agreements, including detailed disclosure of the terms contained in them and how they have affected your ability to pay dividends. Provide updated disclosure of all agreements in subsequent filings until they are resolved.

11. Please revise future filings to provide an expanded discussion of how management determined that the deferred tax asset did not require a valuation allowance, including both positive and negative evidence, and how it considered ASU 740-10 in making that determination. Discuss the relevance placed on historical operations versus forecasted earnings in future periods. Please include more specific information than that currently included in your disclosures. Update your disclosure in future filings to discuss how the actual results of the periods compared to the projected results used in your analysis of the need for a valuation allowance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Paul Cline, Accountant, at (202)551-3851 or me at (202)551-3494 if you have questions regarding comments the comments.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief